SCHEDULE 13D

(Rule 13d-101)

Information to be Included in Statements Filed Pursuant to Rule 13d-1(a) and

Amendments Thereto Filed Pursuant to Rule 13d-2(a).

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Under the Securities Exchange Act of 1934

Amendment No. 1*

MEDALLION FINANCIAL CORP.

(Name of Issuer)

Common Stock, $0.01 Par Value

(Title of Class of Securities)

583928106

(CUSIP Number)

Alvin Murstein

Chairman and Chief Executive Officer

Medallion Financial Corp.

437 Madison Avenue, 38th Floor

New York, NY 10022

(212) 328-2100

With a copy to:

Jeffrey Yin

Chief Compliance Officer and General Counsel

Medallion Financial Corp.

437 Madison Avenue, 38th Floor

New York, NY 10022

(212) 328-2100

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 15, 2006

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP No. 583928106

1.	Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only)

Alvin Murstein
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐
3.	SEC Use Only

4.	Source of Funds (See Instructions)

PF – Personal Funds of Alvin Murstein OO – Funds of the Alvin Murstein Second Family Trust
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)

6.	Citizenship or Place of Organization

United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power

1,616,067[1] (including 266,667 shares which may be acquired upon the exercise of stock purchase options)
8. Shared Voting Power

-0-
9. Sole Dispositive Power

1,616,067[1] (including 266,667 shares which may be acquired upon the exercise of stock purchase options)
10. Shared Dispositive Power

-0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

1,616,067[1] (including 266,667 shares which may be acquired upon the exercise of stock purchase options)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13.	Percent of Class Represented by Amount in Row (11)

9.3% (based upon number of shares outstanding as reported in the Company’s 10-Q, filed for the quarterly period ended September 30, 2006)
14.	Type of Reporting Person (See Instructions)

IN

[1]	1,240,000 shares are held in the Alvin Murstein Second Family Trust and 5,000 shares are held by Mr. Murstein’s spouse.

SCHEDULE 13D

CUSIP NO. 583928106

This Amendment No. 1 to Schedule 13D, filed on behalf of Mr. Alvin Murstein, relates to shares of common stock, par value $0.01 per share of Medallion Financial Corp., a Delaware corporation, and amends the Schedule 13D as originally filed with the Securities and Exchange Commission on February 14, 1997.

ITEM 1. SECURITY AND ISSUER.

Item 4 is hereby amended and restated in its entirety as follows:

This statement on Schedule 13D (the “Statement”) relates to shares of common stock, par value $0.01 per share (the “Common Stock”) of Medallion Financial Corp., a Delaware corporation, (the “Issuer”). The principal executive offices of the Issuer are located at 437 Madison Avenue, 38th Floor, New York, NY 10022.

ITEM 2. IDENTITY AND BACKGROUND.

Item 2(b) is hereby amended and restated in its entirety as follows:

(b)	Business Address:

Medallion Financial Corp.

437 Madison Avenue, 38th Floor

New York, NY 10022

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Item 3 is hereby amended and restated in its entirety as follows:

The 104,400 shares of Common Stock held directly by Mr. Murstein and the 5,000 shares of Common Stock held directly by Mr. Murstein’s spouse were purchased with approximately $515,507 of personal funds; the shares of Common Stock held by the Alvin Murstein Second Family Trust (the “Trust”), of which Mr. Murstein is a trustee, were purchased with $1,984 of funds of the Trust.

ITEM 4. PURPOSE OF TRANSACTION.

Item 4 is hereby amended and restated in its entirety as follows:

The shares of Common Stock held directly by the Trust were purchased in connection with the initial capitalization of the Issuer; the shares held directly by Mr. Murstein and Mr. Murstein’s spouse were purchased in the Issuer’s initial public offering for investment purposes and pursuant to Mr. Murstein’s exercises of stock purchase options. Mr. Murstein has no present plans or proposals for disposition of the shares beneficially owned by him or for acquisition of additional shares. Mr. Murstein, however, expects to evaluate on a continuing basis his and the Trust’s goals and objectives, other business opportunities available to them, and general economic and equity market conditions, as well as the Issuer’s business operations and prospects. Based on such evaluations, Mr. Murstein may change his plans and intentions and may determine to sell or otherwise dispose of some or all of the shares beneficially owned by him or to acquire additional shares. In addition, for tax or other economic planning purposes, Mr. Murstein may, from time to time, transfer shares owned by the Trust to himself individually, or vice versa.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER:

Items 5(a) and 5(c) are hereby amended and restated in their entirety as follows:

(a)	As of the close of business on January 19, 2007, Mr. Murstein was the beneficial owner of 1,616,067 shares (including 266,667 shares which may be acquired upon the exercise of stock purchase options). Such shares constituted approximately 9.3% of 17,312,915 shares of Common Stock outstanding at that time.

(c)	Mr. Murstein has affected the following transaction in the Common Stock during the last sixty days:

Mr. Murstein gave the following shares of Common Stock as a gift:

Gift Date	Number of Shares
12/15/2006	2,000

SCHEDULE 13D

CUSIP NO. 583928106

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE ISSUER:

Item 6 is hereby amended and restated in its entirety as follows:

Not applicable.

ITEM 7. MATERIALS TO BE FILED AS EXHIBITS:

Item 7 is hereby amended and restated in its entirety as follows:

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 22, 2007

/s/ Alvin Murstein
Name:	Alvin Murstein
Title:	Chairman and Chief Executive Officer of Medallion Financial Corp.
Individually and as Trustee under the Alvin Murstein Second Family Trust